INTEGRATED PAVING CONCEPTS INC.

IPC INTEGRATED PAVING CONCEPTS™

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

July 12, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 12, 2006.

Yours very truly,

Jorgensen

Janice Jorgensen
Executive Assistant

jj
Enclosure

dlw 7/27

IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

INTEGRATED PAVING CONCEPTS INC. ADJOURNS MEETING UNTIL JULY 27, 2006

Surrey, British Columbia, Canada, July 12, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) announced today that the annual and extraordinary meeting convened at 9:00 a.m. on July 12, 2006 was adjourned and will be reconvened at 9:00 a.m. (Vancouver time) on July 27, 2006, at Krystal Financial Corp., 750 World Trade Centre, 999 Canada Place, Vancouver, BC.

The adjournment will provide shareholders and optionholders with additional time to consider the increase in the price offered to minority shareholders under the proposed plan of arrangement from $1.20 cash per share to $1.30 cash per share. Detailed information regarding the plan of arrangement and all of the other matters to be addressed at the July 27, 2006 meeting is contained in the notice of meeting and management information circular of the Company dated June 12, 2006. Other than the increase in price from $1.20 to $1.30 per share, there have been no other changes to the terms of the arrangement. Copies of the notice of meeting and management information circular were previously circulated to shareholders and optionholders and are also available on SEDAR at www.sedar.com

Shareholders and optionholders who have not previously submitted their votes must now do so before 9:00 a.m. (Vancouver time) on July 25, 2006. Any shareholders or optionholders who have previously submitted their votes for the meeting and wish to change their votes may do so at any time prior to July 26, 2006. If you require additional information on how to vote or re-vote your shares or options, please contact Janice Stasiuk at the number set out below or contact your broker.

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary

IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

July 13, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 13, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2006 Second Quarter Financial Results

Surrey, British Columbia, Canada, July 13, 2006 – Integrated Paving Concepts Inc. [TSX: IPA] released today the unaudited financial results for the three and six month periods ending June 30, 2006.

The Company's income before interest, depreciation and income taxes ("EBITDA") for the three months ended June 30, 2006 decreased by 56% to $406,000 over the same 2005 period. On a year to date basis, the loss before interest, depreciation and income taxes increased to $630,000 from $179,000. The term "EBITDA" is not a financial measure recognized by Canadian generally accepted accounting principals ("GAAP") and does not have standardized meanings prescribed by GAAP. Management cautions investors that EBITDA should not replace net income or loss as an indicator of performance, or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Management considers EBITDA to be a useful measure in assessing ongoing performance.

Total revenues for the second quarter were down 21% compared to the second quarter of 2005. On a year to date basis, revenues have declined 16% from the previous year.

Revenue *(in thousands)*
For the three months ended June 30

	North America			Europe			Other International		
	2006	**2005**	**% change**	**2006**	**2005**	**% change**	**2006**	**2005**	**% change**
Coatings	$1,937	$2,411	(20%)	$609	$ 408	49%	$274	$ 428	(36%)
DuraTherm	307	540	(43%)	18	3	602%	30	19	55%
Equipment & Tooling	366	714	(49%)	156	148	6%	51	103	(51%)
Other	176	219	(20%)	12	18	(35%)	2	-	-
Total	$2,786	$ 3,884	(28%)	$795	$ 577	38%	$357	$ 550	(35%)

Revenue *(in thousands)*
For the six months ended June 30

	North America			Europe			Other International		
	2006	**2005**	**% change**	**2006**	**2005**	**% change**	**2006**	**2005**	**% change**
Coatings	$2,543	$ 2,928	(13%)	$814	$ 683	19%	$411	$ 638	(36%)
DuraTherm	499	598	(17%)	18	3	602%	34	19	79%
Equipment & Tooling	573	1,032	(45%)	271	244	11%	53	149	(64%)
Other	260	245	7%	12	20	(40%)	3	1	620%
Total	$3,875	$ 4,803	(19%)	$1,115	$ 950	17%	$501	$ 807	(38%)

Revenue was impacted by the following:

- The Company is exposed to risk due to fluctuations in the exchange rates of the U.S. dollar and to a lesser extent, the euro. Compared to 2005 exchange rates, there was a negative impact on 2006 revenue for the quarter of $400,000 and for the year of $540,000. Adjusting for the fluctuations in exchange rates, revenues declined 13% and 8% for the quarter and the year to date respectively.

- The decline in coating volumes in North America is predominantly in the northeastern United States which has had a very slow start to the season due to wet weather. Coating volumes in this area were down 48% compared to the prior year. Volumes in all other North American regions were up 5%. Management expects sales in the northeast to recover to last year's levels on a full year basis.
- In North America, DuraTherm square footage is flat compared to the first half of 2005. Sales to the largest DuraTherm customer, representing 31% of DuraTherm volumes in the first half of 2005, are down 44% due primarily to the timing of additional projects. Sales for installations of less than 2,000 square feet (which are typically used for trial and demonstration purposes), representing 26% of volumes in the first half of 2005, are down 56%. Sales for installations larger than 2,000 square feet (which typically involve multiple intersections and are not trials or demonstrations), representing 43% of volumes in the first half of 2005, have increased by 59%. In general, management is pleased by the market acceptance of DuraTherm as evidenced by the shift from trial installations to larger projects. However, year to date growth objectives for the product have not been met as many larger road reconstruction projects are experiencing budget pressures due to escalating costs. Asphalt costs have increased by approximately 50% over the past year due primarily to a near doubling of the price of petroleum-based liquid asphalt, resulting in many projects being delayed, cancelled or reduced in size.
- North American equipment revenue is down 45% through the first half of the year and is generally in line with expectations. The Company continues to be focused on growing its existing base of Licensed Applicators rather than adding new applicators. In addition, the SR-60 Pavement Reheater is now in its fifth year of production and sales of this machine have slowed.
- Total international revenues are in line with expectation after adjusting out the negative impact of foreign exchange fluctuations.

Gross profit margins remained relatively flat to last year at 56.6% for the quarter and 55.5% for the year to date. The small change in gross profit margin compared to the prior year is a function of shifts in geographic and product mix.

Total expenses declined 5.3% for the three months ended June 30, 2006 and 4.1% for the 6 months then ended compared to the previous year. This decline is largely due to the impact of foreign exchange gains in the current year compared to losses in the prior year.

At June 30, 2006, the Company's financial position remains strong with $4.1million (June 30, 2005 - $3.9 million) in working capital and $828,000 (June 30, 2005 - $964,000) in cash and cash equivalents. Included in prepaid expenses is $205,000 of costs incurred related to the proposed privatization of the Company. If the privatization transaction does not proceed, these costs will be expensed.

INTEGRATED PAVING CONCEPTS INC.
Consolidated Balance Sheets

	June 30, 2006 (unaudited)	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 827,850	$ 2,368,072
Accounts receivable, net of allowance for doubtful accounts of $150,001 (2005 - $120,000)	3,276,038	3,130,613
Income taxes receivable	523,257	231,536
Inventory	1,454,718	1,087,021
Prepaid expenses and other assets	422,912	195,659
	6,504,775	7,012,901
Future income tax asset	164,888	164,907
Property, plant and equipment	1,176,289	1,142,806

Other assets	197,881	249,564
	$ 8,043,833	$ 8,570,178

Liabilities and Shareholders' Equity

Current liabilities:		
Accounts payable and accrued liabilities	$ 2,355,016	$ 2,415,532
Deferred revenue	-	67,890
Current portion of long-term debt	24,000	24,000
	2,379,016	2,507,422
Long-term debt	184,000	200,638
Shareholders' equity:		
Share capital	4,630,553	4,620,568
Share purchase loans	(519,400)	(565,627)
Stock-based compensation	184,716	174,186
Retained earnings	1,184,948	1,632,991
	5,480,817	5,862,118
	$ 8,043,833	$ 8,570,178

INTEGRATED PAVING CONCEPTS INC.
Consolidated Statements of Operations and Retained Earnings
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Revenue	$ 3,937,750	$ 5,010,719	$ 5,491,243	$6,559,704
Cost of materials and supplies	1,709,067	2,158,781	2,446,220	2,888,601
	2,228,683	2,851,938	3,045,023	3,671,103
Expenses:				
Salaries, wages and fees	1,169,468	1,137,658	2,333,947	2,251,719
Selling, office and general	688,515	725,017	1,386,553	1,515,138
Foreign exchange loss (gain)	(35,123)	73,550	(45,215)	83,393
Depreciation and amortization	97,784	92,834	191,253	180,937
	1,920,644	2,029,059	3,866,538	4,031,187
Earnings (loss) before undernoted	308,039	822,879	(821,515)	(360,084)
Interest expense	(918)	2,985	1,210	4,906
Interest and other income	(8,758)	(4,005)	(38,433)	(10,019)
Earnings (Loss) before income taxes	317,715	823,899	(784,292)	(354,971)

Income tax expense (recovery)	124,761	365,776	(336,249)	(145,452)
Net earnings (loss)	192,954	458,123	(448,043)	(209,519)
Retained earnings, beginning of period	991,994	731,969	1,632,991	1,399,611
Retained earnings, end of period	$ 1,184,948	$ 1,190,092	$ 1,184,948	$ 1,190,092
Earnings (loss) per share, basic	$ 0.03	$ 0.07	$ (0.06)	$ (0.03)
Earnings (loss) per share, diluted	$ 0.03	$ 0.06	$ (0.06)	$ (0.03)

INTEGRATED PAVING CONCEPTS INC.
Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ 192,954	$ 458,123	$ (448,043)	$ (209,519)
Items not affecting cash:				
Depreciation and amortization	97,784	92,834	191,253	180,937
Future Income Taxes	19	(811)	19	(1,201)
Stock based compensation	10,258	36,582	20,515	46,463
Cash provided by (used in):				
Accounts receivable	(655,203)	(1,944,370)	(145,425)	(1,703,548)
Inventory	(177,718)	(26,575)	(367,697)	(309,117)
Prepaid expenses and other assets	(237,721)	58,962	(227,253)	12,801
Accounts payable and accrued liabilities	578,189	1,004,447	(60,516)	986,096
Deferred Revenue	(6,620)		(67,890)	-
Income taxes receivable/payable	249,428	291,267	(291,721)	(590,217)
	51,370	(29,541)	(1,396,758)	(1,587,305)
Investments:				
Purchase of property, plant and equipment, net	(88,385)	(141,638)	(173,053)	(218,219)
Financing:				
Repayment of long-term debt	(6,000)	(6,000)	(16,638)	(12,000)
Repayment of share purchase loan	-	-	46,227	46,372
Issuance of share capital	-	204,827	-	212,827
Loans to officers	-	(86,724)	-	(86,724)
	(6,000)	112,103	29,589	160,475
Increase (decrease) in cash during the period	(43,015)	(59,076)	(1,540,222)	(1,645,049)
Cash, beginning of period	870,865	1,023,211	2,368,072	2,609,184
Cash, end of period	$ 827,850	$ 964,135	$ 827,850	$ 964,135

Cash is defined as cash and cash equivalents

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis will be made available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.

Janice Stasiuk, Chief Financial Officer & Corporate Secretary